UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                MFC BANCORP LTD.
                                (Name of Issuer)

                         Common Stock Without Par Value
                         (Title of Class of Securities)

                                   693286 10 6
                                 (CUSIP Number)

                         New Image Investments Co. Ltd.
              325 Waterfront Drive, Omar Hodge Building 2nd Floor,
            Wickhams Cay, Road Town, Tortola, British Virgin Islands
                             Telephone 284-494-4977
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                    and  Communications)

                                December 3, 2001
           (Date  of  Event  Which  Requires  Filing  of  this  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP  No.     693286  10  6
               -------------

1)   Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

        NEW  IMAGE  INVESTMENTS  CO.  LTD.
     ----------------------------------------

2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group

     (a)  [    ]
     (b)  [    ]

3)   SEC  Use  Only

4)   Source  of  Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     --------------------------------------------------------------------------

6)   Citizenship  or  Place  of  Organization     BRITISH  VIRGIN  ISLANDS
                                               --------------------------------

     Number  of               (7)  Sole  Voting  Power     0
     Shares  Bene-                                      -----------------------
     ficially                 (8)  Shared  Voting  Power     0
     Owned  by                                            ---------------------
     Each  Reporting          (9)  Sole  Dispositive  Power    1,870,000
     Person                                                  ------------------
     With                     (10) Shared  Dispositive  Power     0
                                                               ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   1,870,000
                                                                   ------------

12)  Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

     --------------------------------------------------------------------------

13)  Percent  of  Class  Represented  by  Amount  in  Row  (11)     12.4%
                                                                  -------------

14)     Type  of  Reporting  Person    00
                                     ------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

This statement relates to the common shares without par value (the "Common Shares") of MFC Bancorp Ltd. ("MFC"), a corporation organized under the laws of the Yukon Territory, Canada, having a principal executive office at 17 Dame Street, Dublin 2, Ireland.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of New Image Investments Co. Ltd. (the "Trustee"). The Trustee is in the business of providing corporate and trustee services and has a registered office at 325 Waterfront Drive, Omar Hodge
Building 2nd Floor, Wickhams Cay, Road Town, Tortola, British Virgin Islands. See item 6 on page 2 of this Schedule 13D for the place of organization of the Trustee.

The following table lists the name, citizenship, principal business address and principal occupation of the sole director of the Trustee.




                   RESIDENCE OR                 PRINCIPAL
NAME               BUSINESS ADDRESS             OCCUPATION       CITIZENSHIP
----               ----------------             ----------       -----------
Byung H. Moon      20F, Youngpoong Bldg. 33,    Businessman      South Korean
                   Seorin-dong
                   Chongro-Ku, Seoul, Korea




During the last five years, the Trustee has not been, nor to the knowledge of the Trustee has any of its directors or officers been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

N/A

ITEM  4.     PURPOSE  OF  TRANSACTION.

N/A

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

The Trustee entered into a trust settlement agreement with TriMaine Holdings, Inc. (the "Beneficiary") dated December 3, 2001 (the "Trust Agreement") pursuant to which, among other things, the Trustee agreed to be trustee for the 1,870,000 Common Shares (the "Trust Shares") of MFC previously held by the Beneficiary. The Trust Shares represent approximately 12.4% of the issued and outstanding Common Shares of MFC after including the Trust Shares in the total number of Common Shares of MFC outstanding.

The Trustee has sole dispositive power over the Trust Shares. The Beneficiary and the Trustee do not have any voting rights over the Trust Shares as the Beneficiary is precluded under the Business Corporations Act (Yukon) from voting the Trust Shares as a result of it being a subsidiary of MFC.

To the knowledge of the Trustee, none of its directors or executive officers have the power to vote or dispose of any Common Shares of MFC, nor did the Trustee or its directors and executive officers effect any transactions in such Common Shares during the past 60 days, except as disclosed herein.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR
             RELATIONSHIPS  WITH  RESPECT  TO  SECURITIES  OF  THE  ISSUER.

Under the terms of the Trust Agreement, the Trustee must, on or before the vesting date, or upon the failure of the trust, sell the Trust Shares or convert such Trust Shares into cash, and such proceeds shall stand in the place of the Trust Shares so sold or converted. The Trustee has sole dispositive power over the Trust Shares but is not entitled to exercise voting rights over the Trust Shares. The Beneficiary does not have dispositive power or voting rights over the Trust Shares.

Under the terms of the Trust Agreement, no payments in kind may be made to the Beneficiary from the Trust by way of distribution of the Trust Shares or any other non-cash assets and none of the Trust Shares may revert to or rest in the Beneficiary.

The Trust Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.




Exhibit Number              Description
--------------              -----------
      1                     Trust Settlement Agreement between the Beneficiary
                            and the Trustee dated December 3, 2001.



                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                December 3, 2001
                          ------------------------------
                                     (Date)

                          NEW IMAGE INVESTMENTS CO. LTD.

                          By: /s/ Byung H. Moon
                          ------------------------------
                                  (Signature)

                          Byung  H.  Moon,  Director
                          ------------------------------
                                 (Name and Title)

                                  EXHIBIT INDEX




Exhibit Number                Description
--------------                -----------
      1                       Trust Settlement Agreement between the Beneficiary
                              and the Trustee dated December 3, 2001.

